UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
NAVIOS MARITIME ACQUISITION CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
Y62159101
(CUSIP Number of Common Stock Underlying Warrants)
Angeliki Frangou
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
WITH COPY TO:
Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000
CALCULATION OF FILING FEE:

Transaction valuation(1) $28,462,500	Amount of filing fee(1)(2) $2,029.38

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer is made to holders of 25,300,000 warrants issued by Navios Maritime Acquisition Corporation in its initial public offering (“Warrants”) to exercise such Warrants at $5.65 per share in cash, or cashlessly exercising 4.25 Warrants for one share of Common Stock. The transaction value is calculated pursuant to Rule 0-11 using the average of the high and low sales price of the Warrants on July 21, 2010.

(2)	Calculated by multiplying the Transaction valuation by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,029.38 Form or Registration Number: Schedule TO-I Filing Party: Navios Maritime Acquisition Corporation Date Filed: July 27, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
     The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.
     If applicable, check the appropriate boxe(s) below to designate the appropriate note provision(s)

☐	Rule 13e-4(i) (Cross-Border issuer to)

☐	Rule 14d-1(d) (CBTPTO)

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 27, 2010 (the “Original Schedule TO”), amended on August 6, 2010 (“Amendment No. 1”), and amended on August 12, 2010 (“Amendment No. 2”) (as amended, the “Schedule TO”) relating to an offer by Navios Maritime Acquisition Corporation (the “Company”) to its public warrant holders to exercise on enhanced terms the outstanding public warrants to purchase common stock, pursuant to which such holders have the opportunity to exercise public warrants (1) at a reduced exercise price of $5.65 rather than $7.00, per share; and/or (2) on a cashless basis, at a rate of 4.25 public warrants for one share of the Company’s common stock, upon the terms and subject to the conditions set forth in the Offer Letter, revised as of August 12, 2010 (the “Offer Letter”), and in the related Letter of Transmittal (which, together with the Offer Letter and any amendments or supplements thereto, constitute the “Offer”). This Amendment No. 3 should be read together with the Original Schedule TO, Amendment No. 1 and Amendment No. 2.
     This Amendment No. 3 is filed solely for the purpose of announcing the extension of the expiration date of the Offer and the waiver of the 15% cash exercise condition, and to supplement the Exhibit Index with a press release announcing such extension and waiver.

Item 1.	SUMMARY TERM SHEET.
     Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:
     The Company has extended the expiration date of the Offer from 11:59 p.m., New York City time on the evening of Monday, August 23, 2010, to 11:59 p.m., New York City time on the evening of Friday, August 27, 2010 unless further extended by the Company. Based on information provided by Continental Stock Transfer & Trust Company, as of 5:00 p.m., New York City time on the evening of Monday, August 23, 2010, 9,557,906 Public Warrants were exercised pursuant to the terms of the Offer in exchange for an aggregate of 2,358,238 shares of Common Stock.
     In addition, the Company has waived the condition of the Offer that at least 15% of the outstanding Public Warrants be exercised for cash. Except for the extension of the Offer and the waiver of the 15% cash exercise condition, the Offer remains subject to all other terms and conditions set forth in the Offer Letter, including the condition that at least 75% of the 25.3 million outstanding Public Warrants be exercised pursuant the Offer.

Item 4.	TERMS OF THE TRANSACTION.
     (a) Item 4 of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 11.	ADDITIONAL INFORMATION.
     (a) Item 11 of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 12.	EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
(a)	(14)	Press Release dated August 23, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: August 24, 2010